July 25, 2012

Via EDGAR and Hand Delivery

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hi-Crush Partners LP

Registration Statement on Form S-1

Filed July 9, 2012

File No. 333-182574

Ladies and Gentlemen:

Set forth below are the responses of Hi-Crush Partners LP (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2012, with respect the Partnership’s Registration Statement on Form S-1, File No. 333-182574, initially filed with the Commission on July 9, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Form S-1

Unaudited Pro Forma Cash Available for Distribution, page 63

1.	The pro forma financial information presented for the three months ended March 31, 2012 appears inconsistent with pro forma financial statements for the same period presented on page F-4. Please clarify or revise.

RESPONSE:

Securities and Exchange Commission

July 25, 2012

The Partnership acknowledges the Staff’s comment and advises the Staff that it has revised the Registration Statement to include financial information for the six months ended June 30, 2012. In addition, the Partnership has revised the pro forma financial information presented for the six months ended June 30, 2012 to be consistent with the pro forma financial statements for the same period. Please see pages 19 through 23, 83 through 86 and F-2 through F-8 of Amendment No. 1.

Business, page 112

2.	We note your response to prior comment ten from our letter dated July 2, 2012 and the revised text on page 117. Your revised disclosure continues to attribute certain testing results to third parties commissions by you. It is still unclear why you believe Rule 436 does not apply. Please revise to provide consents.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that it has obtained consents from each of the third parties whose results are cited on page 116 of Amendment No. 1 and has added disclosure regarding each party under the heading “Experts.” Please see Exhibits 23.3 and 23.4 and pages 116 and 192 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 139

3.	We note your response to prior comment 14 from our letter dated July 2, 2012 and the revised text on page 143. Please clarify whether you have a beneficial interest in the Management Services Agreement. See Item 601(b)(10)(i) of Regulation S-K. If you have a material, beneficial interest, please revise to address the interest and file the agreement.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that it does not believe it has a material, beneficial interest in the Management Services Agreement. Nevertheless, the Partnership has filed the Management Services Agreement as Exhibit 10.18 to Amendment No. 1.

Hi-Crush partners LP

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2—Pro Forma Adjustments and Assumptions

4.	We note that adjustments (g) and (j) related to the retirement of an outstanding promissory note with the expected proceeds from the offering. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to the offering, factually supportable, and expected to have a continuing impact. If you continue to believe your adjustment is appropriate, provide a detailed explanation supporting you conclusion and justify how your accounting treatment is consistent with Article 11 of Regulation S-X.

Securities and Exchange Commission

July 25, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that, as reflected in Amendment No. 1, the Partnership has made certain changes to the structure of the offering that impact the pro forma adjustments referenced in the Staff’s comment. Specifically, the offering will no longer be structured as a partial primary offering, and all common units being offered will be sold through a secondary offering by the selling unitholder as described in Amendment No. 1. Due to the change in the offering structure, the Partnership will not receive any proceeds from the offering or assume the subordinated promissory notes of its sponsor referenced in the Staff’s comment. The Unaudited Pro Forma Condensed Consolidated Financial Statements have been revised accordingly. Please see pages F-2 through F-8 of Amendment No. 1.

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Securities and Exchange Commission

July 25, 2012

Please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours, HI-CRUSH PARTNERS LP

By:	/s/ Robert E. Rasmus
Name:	Robert E. Rasmus
Title:	Co-Chief Executive Officer

Enclosures

cc:	Jay Williamson (Securities and Exchange Commission)

James Lopez (Securities and Exchange Commission)

David P. Oelman (Vinson & Elkins L.L.P.)

E. Ramey Layne (Vinson & Elkins L.L.P.)

Charles L. Strauss (Fulbright & Jaworski L.L.P.)

P. Kevin Trautner (Fulbright & Jaworski L.L.P.)

James M. Whipkey (Hi-Crush Partners LP)

Mark C. Skolos (Hi-Crush Partners LP)